OPERATING AGREEMENT
OF
SATSCHEL, LLC
a Nevada limited liability company

THIS OPERATING AGREEMENT of SATSCHEL LLC, a Nevada limited liability company, is entered into effective as of April 6, 2021.

SECTION 1
DEFINITIONS

As used in this Agreement:

Act shall mean the *Nevada Limited Liability Company Act*, as amended.

Agreement shall mean this Operating Agreement of SATSCHEL LLC, a Nevada limited liability company, as such may be amended from time to time in accordance with the provisions of Section 10.2.

Articles of Organization shall mean the Articles of Organization of the Company filed or to be filed in the Office of the Nevada Secretary of State, as such may be amended from time to time in accordance with the provisions of Section 10.2.

Assignee shall mean a person that has acquired all or a portion of a beneficial interest in the Company in accordance with the terms of this Agreement, but that has not been admitted as a Member.

Bankruptcy shall mean, with respect to Member, (i) the commencement of any bankruptcy or insolvency case or proceeding against such Member which shall continue and remain unstayed and in effect for a period of 60 consecutive days or (ii) the filing by such Member of a petition, answer or consent seeking relief under any applicable bankruptcy, insolvency or similar law.

Capital Account shall mean, for Member, a separate account that is:

(a) increased by (i) the amount of such Member's Capital Contribution and (ii) allocations of Profit to such Member pursuant to Section 4.1;

(b) decreased by (i) the amount of cash distributed to such Member by the Company, (ii) the fair market value of any other property distributed to such Member by the Company (determined as of the date of distribution, without regard to § 7701(g) of the *Code*, and net of liabilities secured by such property that Member assumes or to which the Member's ownership of the property is subject) and (iii) allocations of Loss to such Member pursuant to Section 4.1;

(c) revalued at the option of Member in connection with any event described in *Treasury Regulation* § 1.704-1(b)(2)(iv)(f); and

(d) otherwise adjusted so as to conform to the requirements of Sections 704(b) and (c) of the *Code* and the regulations issued thereunder.

Capital Contribution shall mean, for any Member, the net amount of cash and the fair market value of any other property (determined as of the date of contribution, without regard to § 7701(g) of the *Code*, and net of liabilities secured by such property that the Company assumes or to which the Company's ownership of the property is subject) contributed by such Member to the capital of the Company.

Class A Member shall mean the holder of a Class A Membership Interest.

Class A Membership Interest shall have the meaning as set forth in Section 3.1.

Code shall mean the *Internal Revenue Code* of 1986, as amended.

Company shall mean SATSCHEL, LLC, the Nevada limited liability company formed by the Members pursuant to this Agreement.

Fiscal Year shall mean the period from January 1 through December 31 of each year (unless otherwise determined by Member or required by law).

Managing Member shall mean an individual appointed and designated by the Class A Members pursuant to Section 6.1(d) and serve as the Managing Director.

Member shall mean any person (i) listed on Schedule A as a Member or (ii) admitted to the Company pursuant to the terms of this Agreement as a Substitute Member, but only if such person has not withdrawn from the Company within the meaning of Section 7.3 or Transferred her, his, or its entire membership interest to a Substitute Member pursuant to Section 7.1.

Member Nonrecourse Deduction shall mean an item of loss, expense or deduction attributable to a nonrecourse liability of the Company for which Member bears the economic risk of loss within the meaning of *Treasury Regulation* § 1.704-2(i).

Minimum Gain of the Company shall, as provided in *Treasury Regulation* § 1.704-2, mean the total amount of gain the Company would realize for Federal income tax purposes if it disposed of all assets subject to nonrecourse liability for no consideration other than full satisfaction thereof.

Nonrecourse Deduction shall mean an item of loss, expense, or deduction (other than a Member Nonrecourse Deduction) attributable to a nonrecourse liability of the Company within the meaning of *Treasury Regulation* § 1.704-2(b).

Percentage Interest shall mean, for Member, the Percentage Interest indicated opposite such Member's name on Schedule A.

Profits and Losses of the Company shall mean the Company's items of income and gain (including, without limitation, items not subject to Federal income tax) and items of loss, expense

and deduction (including, without limitation, items not deductible, depreciable, amortizable, or otherwise excludable from income for Federal income tax purposes), respectively, as determined under Federal income tax principles: provided, however, that Profits and Losses attributable to assets with a book value that differs from tax basis (as determined under Federal income tax rules) shall be determined with regard to such book value in the manner required under *Treasury Regulation* § 1.704-l(b).

Substitute Member shall mean an Assignee of all or a portion of Member's interest in the Company that becomes a Member and succeeds, to the extent of the interest assigned, to the rights and powers and becomes subject to the restrictions and liabilities of the assignor Member.

Transfer shall mean any sale, exchange, transfer, gift, encumbrance, assignment, pledge, mortgage, hypothecation, or other disposition, whether voluntary or involuntary.

SECTION 2
FORMATION OF LIMITED LIABILITY COMPANY

2.1 Formation. The Company shall commence upon the latest to occur of (i) the filing of its Articles of Organization in the Office of the Nevada Secretary of State and (ii) the execution of this Agreement by one or more Members.

2.2 Term. The Company will continue perpetually unless:

(a) The Company is dissolved in accordance with Section 8,

(b) An event occurs which causes the Company's business to become unlawful; or

(c) Any other event causing the Company's dissolution under state laws.

2.3 Principal Office. The principal office of the Company shall be at 30 Augusta Canyon Way, Las Vegas, NV 89141, or at such other place as may be agreed upon by the Managing Member.

2.4 Nevada Office and Agent for Service of Process. The Company shall maintain a Nevada office and agent for service of process as required by the Act. Except as otherwise required by law, the agent for service of process on the Company shall be Austin Trombley, 30 Augusta Canyon Way, Las Vegas, NV 89141.

2.5 Purpose and Scope of the Company. The purpose and scope of the Company shall be to:

(a) To engage in any lawful act or activity for which a limited liability company may be organized under the Act; and

(b) To engage in such other lawful activities as are determined by Member to be necessary or advisable in furtherance of the foregoing.

2.6 Membership.

(a) Each person whose name and address are listed on Schedule A is hereby admitted as a Member. Each Member shall promptly notify the Company of any change in its address.

(b) There shall be no additional Members admitted without the consent of Member and an appropriate amendment to this Agreement to reflect the terms of such additional Member's admission.

2.7 Title to Property. Title to all Company property shall be held in the name of the Company. No Member shall have any interest in any specific property of the Company. Except as otherwise permitted by this Agreement, no Member shall have the right, and Member does hereby agree that it shall not seek, to cause a partition of the Company's property whether by court action or otherwise.

SECTION 3
CAPITALIZATION OF THE COMPANY

3.1 Classes of Membership Interests. The Company shall initially have one class of Membership Interest, otherwise known as a Class A Membership Interest. A Member admitted with a Class A Membership Interest shall be known as a Class A Member, and such Percentage Interests of each Class A Member shall be set forth on Schedule A.

Any additional Members admitted subsequent to the admission of Class A Member shall be admitted with a Class A Membership Interest or other Membership Interest(s), as determined by the Class A Member. Members admitted with whatever membership interest shall be known as the appropriate class member consistent with the conventions herein this Agreement and will hold percentage interests as stated in Schedule A.

Whether the Membership Interest in the Company consists of Class A Members, Class A and Class B Members, and so forth the total aggregate Percentage Interest in the Company, listed in Schedule A shall at all times be One Hundred Percent (100%).

The rights and obligations associated with the Class A Membership Interests and any other Membership Interest(s) shall be identical except as specifically provided in this Agreement. For the avoidance of doubt, the creation of separate classes of Membership Interests is not intended to segregate the assets and liabilities of one class from all other classes in connection with any liabilities of the Company.

3.2 Capital Contributions.

(a) At the time of, and in connection with, Member's admission pursuant to Section 2.6(a), such Member shall contribute to the capital of the Company an amount of cash equal to the amount set forth opposite such Member's name on Schedule A.

(b) Except as otherwise determined by the Managing Member, there shall be no additional contributions to the capital of the Company.

3.3 Withdrawal and Return of Capital. No Member may withdraw any portion of its Capital Contribution without the prior consent of the Managing Member. Except as provided in Section 8.3, no Member shall be entitled to the return of such Member's Capital Contribution.

3.4 Loans to the Company. Except as otherwise agreed by the Managing Member, no Member shall be required to lend any money to the Company or to guarantee any Company indebtedness.

3.5 Interest on Capital. No Member shall be entitled to interest on such Member's Capital Contribution.

SECTION 4
ALLOCATIONS OF PROFITS AND LOSSES

4.1 Allocations of Profits and Losses.

(a) General. Except as otherwise provided in this Section 4.1, Profits and Losses of the Company shall be allocated to Member as follows:

(i) Profits and Losses of the Company (other than Member Nonrecourse Deductions) shall be allocated to Member in proportion to its respective Percentage Interests.

(ii) In accordance with the provisions of *Treasury Regulation* § 1.704-2(i), each item of Member Nonrecourse Deduction shall be allocated to Member.

(b) Allocation Adjustments Required to Comply with Section 704(b) of the Code.

(i) Limitation on Allocation of Losses. Notwithstanding the provisions of Section 4.l(a)(i), there shall be no allocation of Losses to Member that would create or increase a deficit balance in such Member's Capital Account unless such allocation would be treated as valid under § 704(b) of the *Code*.

(ii) Qualified Income Offset. Notwithstanding the provisions of Section 4.l(a)(i), if in any Fiscal Year Member receives (or is reasonably expected to receive) a distribution, or an allocation or adjustment to such Member's Capital Account, that creates or increases (or is reasonably expected to create or increase) a deficit balance in such Member's Capital Account, there shall be allocated to Member such items of Company income or gain as are necessary to satisfy the requirements of a "qualified income offset" within the meaning of *Treasury Regulation* § 1.704-l(b).

(iii) Minimum Gain Chargeback. Notwithstanding the provisions of Section 4.l(a), this Section 4.l(b)(iii) hereby incorporates by reference the "minimum gain chargeback" provisions of *Treasury Regulation* § 1.704-2. In general, upon a reduction of the Company's Minimum Gain, the preceding sentence shall require that items of income and gain be allocated to Member in a manner that reverses prior allocations of Nonrecourse and Member Nonrecourse Deductions as well as reductions in Member's Capital Account balances resulting from distributions that, notwithstanding Section 4.4, are allocable to increases in the Company's Minimum Gain. Subject to the provisions of §704 of the *Code* and the regulations thereunder, if Member determines at any time that operation of such "minimum gain chargeback" provisions likely will not achieve such a reversal by the conclusion of the liquidation of the Company, Member shall adjust the allocation provisions of this Section 4.1 as necessary to accomplish that result.

(iv) Allocations Subsequent to Certain Allocation Adjustments. Any special allocations of items of Profits or Losses pursuant to Section 4.l(b)(i) or (ii) shall be taken into account in computing subsequent allocations pursuant to Section 4.l(a) so that, for Member, the net amount of any such special allocations and all allocations pursuant to Section 4.l(a) shall, to the extent possible, be equal to the net amount that would have been allocated to such Member pursuant to the provisions of Section 4.l(a) without application of Section 4.l(b)(i) or (ii).

(c) Book-Tax Accounting Disparities. If Company property is reflected in the Capital Accounts of Member at a book value that differs from the adjusted tax basis of such property (whether because such property was contributed to the Company by Member or because of a revaluation of the Member's Capital Accounts under *Treasury Regulation* §1.704-l(b)), allocations of depreciation, amortization, income, gain or loss with respect to such property shall be made to Member in a manner which takes such difference into account in accordance with *Code* § 704(c) and *Treasury Regulation* Sections 1.704-l(b), 1.704-3, and 1.704-3T.

(d) Allocation in Event of Transfer. If an interest in the Company is transferred in accordance with Section 7.1, allocations of the Company's Profits and Losses may be made by any method that is agreed upon by Member and that is permissible under Section 706 of the *Code*. Unless Member agrees otherwise, (i) there shall be allocated to the transferring Member during the Fiscal Year of transfer the product of (A) the Company's Profits or Losses allocable to such transferred interest for such Fiscal Year and (B) a fraction, the numerator of which is the number of days such Member held the transferred interest during such Fiscal Year and the denominator of which is the total number of days in such Fiscal Year; (ii) all remaining Company Profits and Losses allocable to such transferred interest for such Fiscal Year shall be allocated to the transferee acquiring such interest; and (iii) such allocations shall be made without regard to the date, amount or recipient of any distributions which may have been made with respect to such transferred interest.

(e) Adjustment to Capital Accounts for Distributions of Property. If property distributed in kind is reflected in the Capital Accounts of Member at a book value that differs from the fair market value of such property on the date of distribution, the difference shall be treated as Profit or Loss on the sale of the property and shall be allocated to Member in accordance with the provisions of this Section 4.1.

(f) Tax Credits and Similar Items. Any tax credits or similar items not allocable pursuant to Section 4.l(a) through (e) shall be allocated to Members.

(g) Reallocation of Losses Related to Excess Distributions. If, as a result of Member receiving a distribution of cash or property that it is required to return in accordance with the provisions of Section 5.6, Losses allocated to Member were allocated to one or more other Members (and such allocation has not been reversed pursuant to Section 4.l(b)(iv)), the Capital Accounts of Member shall be adjusted in connection with the return of such cash or property (to the extent of the value thereof) to effect a reallocation of such Losses to Member.

4.2 Modifications to Preserve Underlying Economic Objectives. If, in the opinion of counsel to the Company, there is a change in the Federal income tax law (including the *Code* as well as the regulations, rulings, and administrative practices thereunder) which makes it necessary or prudent to modify the allocation provisions of this Section 4 in order to preserve the underlying economic objectives of Member as reflected in this Agreement, the Managing Member shall make the minimum modification necessary to achieve such purpose.

4.3 Withholding Taxes. The Company shall withhold taxes from distributions and allocations to Member to the extent required by law. Except as otherwise provided in this Section 4.3, any amount so withheld by the Company with regard to Member shall be treated for purposes of this Agreement as an amount actually distributed to such Member. An amount shall be considered withheld by the Company if remitted to a governmental agency without regard to whether such remittance occurs at the same time as the distribution or allocation to which it relates; provided, however, that an amount actually withheld from a specific distribution or designated by the Managing Member as withheld from a specific allocation shall be treated as if distributed at the time such distribution or allocation occurs. To the extent operation of the foregoing provisions of this Section 4.3 would create or increase a deficit balance in a Member's Capital Account (excluding for this purpose any portion of such deficit attributable to the Member's share of the Company's Minimum Gain as determined under *Treasury Regulation* Section 1.704-2), the amount withheld shall be treated as a loan by the Company to such Member, which loan shall be payable upon demand and shall bear interest at a rate equal to the lowest rate that will not give rise to the imputation of additional interest under applicable Federal income tax rules. The Company shall be entitled to withhold from any distributions otherwise payable to Member amounts owed to the Company by such Member under the terms of the preceding sentence.

4.4 Nonallocation of Distributions to Increases in Minimum Gain. To the extent permitted under *Treasury Regulation* Section 1.704-2(h), distributions to Member shall not be allocable to increases in the Company's Minimum Gain. In general, and except as provided in such regulation, the preceding sentence is intended to ensure that reductions in a Member's Capital Account balance resulting from distributions of money or other property to that Member are not reversed by the minimum gain chargeback provisions of Section 4.l(b)(iii).

4.5 Allocation of Liabilities. Solely for purposes of determining the Members' respective shares of the nonrecourse liabilities of the Company within the meaning of *Treasury Regulation* Section 1.752-3(a)(3), each Member's interest in Company Profits shall be equal to such Member's Percentage Interest.

SECTION 5
DISTRIBUTIONS

5.1 Tax Distributions. Within ninety (90) days after the end of each Fiscal Year, Member shall be paid in cash (to the extent that the Company has sufficient cash to make such a payment, as determined by the Managing Member in her, his, or its reasonable discretion) an amount equal to 40% of the net taxable income and gain of the Company allocated to such Member for Federal income tax purposes in respect of such Fiscal Year (reduced by any distributions made to such Member pursuant to Section 5.2 during such Fiscal Year).

5.2 Operating Distributions. Except as provided in Section 5.1, operating distributions of cash or property shall be made at such times, in such amounts, and in such proportions among the Members as shall be designated by the Managing Member.

Notwithstanding the provisions as set forth in this Section 5.2, at no time shall any distributions of cash or property be made to in excess of Member's Percentage Interest in the Company.

5.3 Liquidating Distributions. Notwithstanding the provisions of Sections 5.1 and 5.2 cash and property of the Company available for distribution upon the dissolution of the Company (including cash or property received upon the sale or other disposition of assets in anticipation of or in connection with such dissolution) shall be distributed in accordance with the provisions of Section 8.3.

5.4 Distributions Upon Withdrawal. Except as otherwise provided in this Agreement, a withdrawn Member shall not be entitled to receive any distributions from the Company.

5.5 Limitation on Distributions. Notwithstanding any provision of this Agreement to the contrary, no distribution shall be made to Member to the extent that such distribution would be in violation of the Act, would render the Company insolvent, would render the receiving Member liable for a return of such distribution under the Act, or to the extent that such distribution would exceed the amount of Member's positive Capital Account balance determined as if, immediately prior to such distribution, all of the Company's assets had been sold for fair market value (as determined in accordance with Section 7701(g) of the *Code*), and the Profit and Loss attributable thereto had been allocated to Member in accordance with the provisions of Section 4.1.

5.6 Return of Distributions. Any Member receiving a distribution in violation of the terms of this Agreement shall return such distribution (or cash equal to the net fair value of any property so distributed, determined as of the date of distribution) promptly following the Member's receipt of a request therefor from the Company or from any other Member. No third party shall be entitled to rely on the obligations to return distributions set forth herein or to demand that the Company or any Member make any request for any such return.

SECTION 6
ADMINISTRATIVE PROVISIONS

6.1 Management of Limited Liability Company.

(a) General. Pursuant to the Articles of Organization of the Company filed with the Nevada Secretary of State on April 6, 2021 and Chapter 86 of the Act, the Company shall be managed by the Class A Member Eric Choi and notwithstanding anything in this Agreement to the contrary, only the Class A Member Eric Choi, shall have the power to bind the Company to the maximum extent permitted under the Act.

(b) Voting by Class A Member. Except as otherwise specifically provided in this Agreement, Member hereby agrees that with respect to any matter requiring any vote, approval, consent or agreement of the Class A Member pursuant to this Agreement, the Act or otherwise, the written consent of the Class A Member shall be required. No other Class Members shall not be permitted a vote on any matter pursuant to this Agreement, the Act, or otherwise.

(c) Allocation of Profits & Losses. As provided for in the first sentence of Section 6.1(b) of the Agreement, any modification of the allocations of Profits and Losses as set forth in Section 4 of the Agreement must be by consent of Class A Member.

(d) Designation of the Managing Director. The Members hereby designate Eric Choi as Managing Member with the title of Managing Director and delegate to him the rights and powers of a chief executive officer to operate the business of the Company, as he deems appropriate in the best interests of the Company. The Managing Director shall report to the Members as required by the Act. This designation and delegation may be terminated only by unanimous consent of the Members.

6.2 Tax Matters Representative.

(a) General. Eric Choi is hereby designated the "Tax Matters Representative" of the Company within the meaning of Section 6223(a) of the *Code*. Except as specifically provided in the *Code* and the regulations issued thereunder, the Tax Matters Representative shall act for, or on behalf of, the Company only with the consent of the Trust Advisor of the Class A Member.

(b) Notice of Inconsistent Treatment of Company Item. No Member shall file a notice with the Internal Revenue Service under Section 6222(b) of the *Code* in connection with such Member's intention to treat an item on such Member's Federal income tax return in a manner that is inconsistent with the treatment of such item on the Company's Federal income tax return unless such Member has, not less than 30 days prior to the filing of such notice, provided the tax matters partner with a copy of the notice and thereafter, in a timely manner, provides such other information related thereto as the tax matters partner shall reasonably request.

(c) Notice of Settlement Agreement. Any Member entering into a settlement agreement with the Secretary of the Treasury, which concerns a Company item, shall notify the tax matters partner of such settlement agreement and its terms within 60 days from the date thereof.

6.3 Records and Financial Statements. The Company shall maintain true and proper books, records, reports, and accounts in which shall be entered all transactions of the Company. Such books, records, reports and accounts shall be located at the principal place of business of the Company and shall be available for inspection by any Member at such times and intervals as are reasonable. Schedule A shall be treated as a record of the Company and updated each time the Company is notified of new or changed information to be shown thereon. In addition, the Company shall comply with Section 86 of the Act.

6.4 Confidentiality. Member acknowledge and agree that all information provided to them by or on behalf of the Company concerning the business of the Company shall be deemed strictly confidential and shall not, except as required by law, be disclosed to any person (other than a Member) without the prior consent of the Class A Member. Member hereby consents to the disclosure by the Class A Member of Company information to such Member's accountants, attorneys, and similar advisors bound by a duty of confidentiality; moreover, the foregoing requirements of this Section 6.4 shall not apply with regard to any information that becomes publicly known or available in the absence of any improper or unlawful action on the part of such Member (including, without limitation, any action in violation of this Section 6.4). The terms of the preceding sentence shall not be applied to release any Member from legal, regulatory, contractual or similar obligations applicable to the Company and/or such Member arising other than under this Agreement.

6.5 Disclosures. Each Member shall furnish any data with respect to herself, himself, or itself reasonably required in connection with the formation, operation or dissolution of the Company.

6.6 Member Compensation. Except as otherwise agreed by the Managing Member, no Member shall be entitled to any compensation from the Company for services provided by such Member to, or for the benefit of, the Company.

SECTION 7
TRANSFERS OF INTERESTS;
WITHDRAWALS AND REMOVALS

7.1 Transfers.

(a) Subject to Section 7.3, no Member or Assignee may Transfer all or any portion of its interest in the Company without the prior consent of the Class A Member. No Transfer of an interest in the Company shall be permitted unless, in the opinion of counsel to the Company, such Transfer will not violate Federal or state securities laws, effect a termination of the Company under Section 708 of the *Code*, or cause the Company to cease to be treated as a partnership for Federal income tax purposes. Any attempted Transfer in violation of the terms of this Agreement shall be null and void.

(b) No Assignee shall be admitted to the Company as a Substitute Member without the consent of the Class A Member (which consent may be withheld in the sole discretion of the Class A Member).

(c) Any successor to all or a portion of an interest in the Company shall be bound by the terms of this Agreement upon such person's acceptance (orally, in writing, or by any other action indicating acceptance) of such interest.

(d) Subject to Section 4.1(d), all economic attributes of a transferor Member's interest in the Company (including without limitation the Member's Percentage Interest, Capital Contribution and Capital Account Balance) shall carry over to a transferee in proportion to the percentage of the interest so transferred, unless the transferor and transferee agree to a different division of attributes upon transfer and such division is approved by the Managing Member.

7.2 Rights of Assignees. Subject to Section 4.l(d), an Assignee that holds an interest in the Company shall be entitled to receive the allocations attributable to such interest pursuant to Section 4, to receive the distributions attributable to such interest pursuant to Sections 5 and 8, and to Transfer such interest in accordance with the terms of this Agreement. Notwithstanding the foregoing, the Company and Member shall incur no liability for allocations and distributions made in good faith to the transferring Member until a valid written instrument of assignment has been received by the Company and recorded on its books and the effective date of the assignment has passed. Unless and until an Assignee is admitted as a Substitute Member in accordance with the provisions of Section 7.l(b), such Assignee shall have no right to participate in the management of the business and affairs of the Company or to have any other rights as Member, including without limitation, voting rights.

7.3 Withdrawal by a Member. A Member may withdraw from the Company at any time upon prior written notice to the Company and to each other Member. The death, Bankruptcy, dissolution or termination of a Member shall be deemed to be a withdrawal of the Member, and the successor of such Member with respect to the Member's interest shall be treated as an Assignee.

SECTION 8
DISSOLUTION AND LIQUIDATION OF THE COMPANY

8.1 Dissolving Events. The Company shall be dissolved on the close of business on December 31, 2046, or sooner upon an election by the Managing Member to dissolve the Company or upon the death, withdrawal, resignation, Bankruptcy, dissolution, or termination of any Member. To the extent provided for under the Act, dissolution following the death, withdrawal, resignation, Bankruptcy, dissolution, or termination of any Member may be prevented by unanimous vote of the Managing Member occurring within 90 days after such event.

8.2 Winding Up of the Company. Upon dissolution of the Company, Managing Member shall promptly wind up the affairs of the Company. In accordance with Section 86.491 of the Act, the Managing Member winding up the affairs of the Company shall be entitled to reasonable compensation. The Company shall engage in no further business except as may be necessary, in the reasonable discretion of the Managing Member, to preserve the value of the Company's assets during the period of dissolution and liquidation. The Profits and Losses of the Company during the period of dissolution and liquidation shall be allocated to Member in accordance with the provisions of Section 4.1. If any property is distributed in kind, the Capital Accounts of Member shall be adjusted in accordance with the provisions of Section 4.l(e).

8.3 Distribution of Assets.

(a) Upon dissolution or sale, the aggregate assets of the Company (including cash or property received upon the sale or other disposition of assets in anticipation of or in connection with such dissolution) shall be applied as follows:

(i) First, to repay any indebtedness of the Company, whether to third parties or to Member, in the order of priority required by law;

(ii) Next, to any reserves that the Class A Member reasonably deems necessary for contingent or unforeseen liabilities or obligations of the Company (which reserves when they become unnecessary shall be distributed in accordance with the provisions of (iii) below); and

(iii) Next, to Member in proportion to its respective positive Capital Account balances and Equity Interests.

(b) Liquidating distributions to the Members pursuant to Section 8.3(a)(iii) may be made in cash or in kind, or partly in cash and partly in kind, as determined by the Managing Member. If the Managing Member cannot divide an in-kind asset, such asset shall be sold by the Company to the Member willing to pay the highest price therefor, or to a third party if no Member is willing to purchase the asset, and the cash proceeds therefrom shall be distributed in accordance with the terms of this Agreement.

SECTION 9
LIABILITY AND INDEMNIFICATION;
RELATED PARTY TRANSACTIONS; OTHER ACTIVITIES

9.1 Limitation of Liability. No Member of the Company shall be obligated personally for any debt, obligation or liability of the Company solely by reason of being a Member of the Company. The failure to hold meetings or the failure to observe formalities pertaining to the calling or conduct of meetings shall not be considered a factor tending to establish that Member have personal liability for any debt, obligation, or liability of the Company.

9.2 Indemnification. The Company shall indemnify, defend, and hold safe and harmless, to the maximum extent allowed by law, Member against any claims, demands, losses, damages, liabilities, or expenses, including reasonable attorneys' fees, incurred by such Member in such person's capacity as Member or arising out of such person's status as Member except to the extent that such claims, demands, losses, damages, liabilities or expenses arise out of such Member's gross negligence, bad faith, or willful misconduct. The Company may provide indemnification to other persons as agreed by the Managing Member.

9.3 Insurance. The Company shall have the power to purchase and maintain insurance on behalf of any person that is or was a Member or agent of the Company against any claims, demands, losses, damages, liabilities or expenses incurred by such person in such capacity or arising out of

such person's status as a Member or agent of the Company, whether or not the Company would have the power to indemnify such person under the provisions of Section 9.2 or under applicable law.

9.4 Other Activities. Any Member may engage in activities outside of the Company; provided however, that no Class Members other than Class A Members shall engage in activities that compete with the Company. Neither the Company nor any other Member shall have any right pursuant to this Agreement to activities permitted under the preceding sentence or to the income or profits therefrom, and Member engaging in such outside activities shall have no duty to make any report or accounting to the Company or the other Members with respect thereto.

SECTION 10
GENERAL PROVISIONS

10.1 Entire Agreement. This Agreement and the Articles of Organization contain the entire understanding to Members and supersede any prior written or oral agreement among them respecting the Company.

10.2 Amendments. This Agreement and the Articles of Organization are subject to amendment only with the consent of the Managing Member.

10.3 Governing Law. All questions with respect to the interpretation of this Agreement and the rights and liabilities of Member shall be governed by the laws of the State of Nevada as they are applied to contracts entered into in Nevada between residents of Nevada, without regard to rules concerning conflicts of laws.

10.4 Severability. If any one or more of the provisions of this Agreement are determined to be invalid or unenforceable, such provision or provisions shall be deemed severable from the remainder of this Agreement and shall not cause the invalidity or unenforceability of the remainder of this Agreement.

10.5 Counterparts. This Agreement may be executed in any number of counterparts and when so executed, all of such counterparts together shall constitute a single instrument binding upon all parties hereto.

10.6 Survival of Rights. Subject to the restrictions against unauthorized assignment or transfer set forth in this agreement, the provisions of this Agreement shall inure to the benefit of and be binding upon a Member and its heirs, devises, legatees, personal representatives, successors, and assigns.

10.7 Partnership for Tax Purposes Only. The Company is being formed as a limited liability company under the Act. Each Member expressly does not intend hereby to form a partnership except insofar as the Company may be treated as a partnership solely for tax purposes.

10.8 Notices. Any notice required or permitted to be given under this Agreement or the Act shall be in writing.

(a) Notice to Members. Notice to a Member shall be deemed duly given: (i) when personally delivered to such Member; (ii) at the close of business on the third day after being deposited in the United States mail, registered or certified, postage prepaid and addressed to the address set forth on Schedule A for such Member, or to any other address of which the Company is notified by such Member in writing; or (iii) at the close of business on the first day after being deposited with a nationally recognized overnight delivery service, with delivery charges prepaid and addressed as provided in the preceding clause. Notice also shall be deemed duly given when actually received by such Member via first class or private mail, facsimile, telecopy, telex or telegram.

(b) Notice in the Company. Notice to the Company shall be deemed duly given when actually received at the principal office of the Company.

10.9 Consents. All consents, agreements and approvals provided for or permitted by this Agreement or the Act shall be in writing and signed copies thereof shall be retained with the books of the Company.

10.10 Representation by Member and Assignees. Each Member and her, his, or its Assignee hereby represent that, with respect to their interest in the Company: (i) they are acquiring or has acquired such interest for purposes of investment only, for their own account (or a trust account if such Member or Assignee is a trustee), and not with a view to resell or distribute the same or any part thereof; and (ii) no other person has any interest in such interest or in the rights of such Member or Assignee under this Agreement other than a spouse having a community property or similar interest under applicable state law. Each Member and Assignee also warrants to the Company and the other Members that they have the business and financial knowledge and experience necessary to acquire an interest in the Company in the amount of their capital contributions to the Company on the terms contemplated herein and that they have the ability to bear the risks of such investment (including the risk of sustaining a complete loss of all such capital contributions) without the need for the investor protections provided by the registration requirements of the Securities Act of 1933, as amended.

10.11 Miscellaneous. No failure or delay by any party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof; any actual waiver shall be contained in a writing signed by the party against whom enforcement of such waiver is sought. The section headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement. Unless the context clearly requires to the contrary, all references in this Agreement to designated “Sections” are to the designated Sections and other subdivisions of this Agreement. This Agreement shall not be construed for or against any party by reason of the authorship or alleged authorship of any provisions hereof or by reason of the status of the respective parties.

10.12 Arbitration. Any controversy or claim arising out of or relating to this Agreement, the construction thereof, or breach thereof or between the parties hereto and other persons bound hereby which arises out of or relates to this agreement or the construction thereof or the breach thereof, shall be settled by arbitration in accordance with the Commercial Arbitration Rules of Judicial Arbitration and Mediation Services (“JAMS”) except as otherwise provided in this Section.

The proceeding will be held in Las Vegas, Nevada. As provided for in Section 1283.05 of the *Code of Civil Procedure* of the State of Nevada, depositions may be taken and discovery obtained in any such arbitration proceeding and the provisions of such section shall be deemed to be made a part of and applicable to this agreement.

The arbitration proceeding shall be conducted by a single arbitrator selected by the parties from a panel of arbitrators proposed by JAMS if the parties can agree upon such a selection. If they cannot so agree within 10 days after they receive the proposed panel from JAMS, a single arbitrator selected in accordance with such rules shall conduct the arbitration proceeding. The decision shall be made within 180 days after the initial demand to arbitrate. Costs, including reasonable attorneys' fees, shall be awarded to the prevailing party as determined by the arbitrator.

IN WITNESS WHEREOF, the undersigned has executed this Agreement effective as of April 6, 2021.

DocuSigned by:
Eric Choi
85EBAC57483349D...

Eric Choi, Managing Member

DocuSigned by:
Austin Trombley
8D5CD2E3A8C1492...

Austin Trombley, Member

SCHEDULE A
MEMBERS; MEMBERSHIP UNITS

1. **Members**. As of the Effective Date, there are two (2) Members of the Company: (1) Eric Choi, and (2) Austin Trombley. No other Person or entity as of the Effective Date has any right to take part in the ownership of the Company.

1.1 **Authorization**. In consideration of the Capital Contributions described below, the Member shall receive a Membership Interest represented by Class A Units to be owned by such Member as follows:

CLASS A MEMBERS

Name and Address	Initial Capital Contribution	% of Equity Interest	# of Class A Units
Eric Choi 30 Augusta Canyon Way Las Vegas, NV 89141	$ 50	50%	50
Austin Trombley 30 Augusta Canyon Way Las Vegas, NV 89141	$ 50	50%	50

Additional Units may be issued from time to time at such prices and on such terms as the Class A Member may determine.

CLASS B MEMBERS

None at this time.